

July 14, 2015

Via E-Mail
Nanette C. Heide
Duane Morris LLP
1540 Broadway
New York, NY 10036-4086

>   **Re: Naked Brand Group Inc.**
>   **Schedule TO-I filed July 7, 2015**
>   **File No. 5-86517**

Dear Ms. Heide:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the above filing concerning the matters identified in our comment below. Unless otherwise noted, all defined terms used in this letter have the same meaning as in your offer materials.

Please respond to this letter by amending your filing. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Exhibit (a)(1)(B) - Offer to Amend and Exercise - Conditions

1. We note the disclosure that "the Company will not accept any Election to Consent, Participate and Exercise Warrant from or on behalf of any Original Warrant holders if the Company determines that a valid securities exemption is not available under the Securities Act." (page 2 of the Offer to Amend and Exercise). In your response letter, explain why this requirement complies with the all-holders provisions of Rule 13e-4(f)(8)(i). In addition, explain what Securities Act exemption would be available here, where the tendering warrant holder was not able to certify to accredited status, and how the Company would make the determination as to availability of such exemption at the time of tender. Your analysis should include the facts supporting the availability of any Securities Act exemption that would be available for the issuance of the new warrants and the underlying common shares. We may have additional comments after reviewing your response.

Closing Information

Please provide the requested analysis promptly in a response letter. We may have further comments; therefore, please allow adequate time for further staff review. Please transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- it are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions about this comment or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions